SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Avenida Presidente Vargas, 409 - 13th floor,

Edifício Herm. Stoltz - Centro, CEP 20071-003,

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general as follows:

On April 30, 2015, we filed a Form 12b-25 with the US Securities and Exchange Commission (“SEC”) notifying the SEC that we had been unable to finalize all the information required for our annual report on Form 20-F for the year ended December 31, 2004 (“2014 20-F”) by the prescribed filing date of April 30, 2015. Accordingly, the deadline to file our 2014 20-F was extended to May 15, 2015 in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

The delay was a result of the fact that the statutory auditor of Energia Sustentável do Brasil Participações S.A. (“Jirau”), which is one of our significant affiliates under Rule 3-09 of Regulation S-X, did not consider itself independent under the relevant U.S. independence rules and, consequently, we appointed another audit firm to audit the financial statements of Jirau for purposes of applying equity method accounting to our consolidated financial statements. In addition, the delay was also caused by the fact that we recently became aware of press reports stating that the former CEO of Camargo Corrêa allegedly stated in his testimony in relation to Operação Lava-Jato (Operation Car Wash) that the consortium of companies bidding for the mechanical assembly of the Angra 3 power plant allegedly made payments to the CEO of our subsidiary, Eletrobras Thermonuclear S.A. – Eletronuclear. We are currently in the process of engaging a specialized independent firm to conduct an external investigation into these allegations.

We filed our financial statements as of and for the year ended December 31, 2014 prepared in accordance with Brazilian Generally Accepted Accounting principles (“BR GAAP”) in March 2015 with the Brazilian Securities and Exchange Commission. The U.S. independence rules with respect to the audit of the Jirau do not apply to our Brazilian GAAP financial statements and the press reports referred to above appeared after our March filing.

As a result of the complex nature of the issues, we are unable to complete and file our 2014 20-F by May 15, 2015. At this time, we are unable to provide a specific date by which we will file our 2014 20-F. Our management is committed to filing our 2014 20-F as soon as possible. If there are any material developments in relation to this matter, we will notify our shareholders and the market in general through a future press release.

Rio de Janeiro, May 14, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/s/ Armando Casado de Araujo
Armando Casado de Araujo
Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.